EXHIBIT (c)(2)

Fairness Opinion April 23, 2002 Prepared for: The Special Committee of The Board of Directors of

Table of Contents Section Background to the Transaction 1 Key Elements of the Transaction 2 Summary of Historical Financial Results 3 Summary of Projected Financial Results 4 Comparable Public Company Analysis 5 Comparable Transaction Analysis 6 Discounted Cash Flow Analysis 7 Stock Premium Analysis 8 Valuation Summary 9 Form of Fairness Opinion 10

Background to the Transaction

Background U.S. Vision, Inc. ("U.S. Vision" or the "Company") provides optical products and services principally through licensed retail optical departments located in national and regional department stores. U.S. Vision operates more than 600 retail stores in 47 states. During the summer of 2000, George E. Norcross III and Joseph J. Roberts, as representatives of a purchasing group comprised of Mr. Norcross, Mr. Roberts and Philip A. Norcross (collectively, "NRG"), approached U.S. Vision about the possibility of buying the outstanding shares of the Company's common stock not already owned by NRG or members of management. From September 2000 through December 2000, U.S. Vision and its investment banker contacted potential strategic and financial entities, including NRG, about a potential sale of the Company. After concluding these discussions with potential buyers, the Company announced on December 27, 2000 that it had signed a non-binding letter of intent to be acquired by NRG for $4.50 cash per share.

Background (continued) After lengthy negotiations between NRG and the Company, various iterations of the proposed transaction terms, and attempts to obtain senior and subordinated financing in the midst of declining comparable store sales at the Company and a difficult financing environment, the terms of the agreement were amended whereby each selling holder of U.S. Vision common stock would receive $4.25 per share. On July 2, 2001, the Company and NRG entered into a definitive agreement under the amended terms. On November 26, 2001, NRG exercised its option to terminate the definitive agreement primarily based upon a struggling retail environment and continued declining sales generated by the Company after September 11, 2001. During December 2001, two groups verbally indicated an interest in purchasing the Company. Certain members of the U.S. Vision management team, together with NRG, (collectively, the "Purchaser Group") wanted to effect a management- led buyout of the common shares not owned by NRG or management (the "non- Purchaser Group shares"). Optical Express Ltd. of Scotland ("Optical Express") also expressed an interest in purchasing the Company.

Background (continued) On January 28, 2002, the Board formed a special committee to evaluate and negotiate any proposed transaction to acquire the Company (the "Special Committee".) On February 27, 2002, the Special Committee received a written proposal from the Purchaser Group to take the Company private in a transaction in which all non-Purchaser Group shareholders would receive $4.25 in cash for their shares of common stock in the Company. On March 15, 2002, Optical Express submitted a proposal to acquire all of the non-Purchaser Group Shares of U.S. Vision at $4.75 in cash per share. The proposal did not contain an independent financing plan to fund the transaction, and it required that certain contracts the Company had in place be renewed. On March 25, 2002, there was a meeting of the Special Committee during which the offers from the Purchaser Group and Optical Express were discussed in detail.

Background (continued) On March 26, 2002, the Special Committee advised Optical Express and the Purchaser Group that they would proceed with the negotiation of a definitive agreement with the Purchaser Group (the "Agreement"), primarily due to the several contingencies in the Optical Express offer and upon the confidence that the Special Committee had in the Purchaser Group's ability to finance the transaction. At the same time, Optical Express was encouraged to arrange committed financing and remove any conditions that the Special Committee did not think could be satisfied. Under the Agreement with the Purchaser Group, holders of the non-Purchaser Group common stock will receive $4.25 in cash per share upon surrender of their respective common stock certificates. Holders of outstanding warrants and options will receive an amount equal to the "in-the-money" value of such option or warrant payable in cash, with the exception of certain members of Company management, who will exchange their "in-the-money" value of options for a subordinated note. The purpose of the following presentation to the Special Committee is to summarize our opinion as to the fairness, from a financial point of view, of the consideration to be received by non-Purchaser Group holders of the Company's common stock.

In analyzing whether or not the consideration to be received by a set of shareholders is fair to them from a financial point of view, reference is generally made to three widely accepted valuation methodologies. Comparable Company Analysis - looks at the financial and stock market performance of comparable publicly traded companies. Comparable Transaction Analysis - looks at the multiples and premiums at which comparable mergers and acquisitions have taken place. Discounted Cash Flow Analysis - looks at a company's ability to generate future free cash flow. These three methodologies are applied, as appropriate, to a Company's historical and projected financial results. In addition, a review of a company's Historical Stock Price Performance and the Stock Price Premium offered in a proposed transaction are relevant as background information in evaluating a proposal. The results of these analyses provide a principal support for the opinion. However, other factors and analyses are considered, including ones not purely "mathematical" in nature. Introduction - Valuation

Key Elements of the Transaction

Current Ownership Structure The Purchaser Group proposes to buy all non-Purchaser Group shares, or 5,730,311 shares.

Transaction Summary

Two Types of Value Equity Value: The value of an ownership interest, e.g. in a corporation, the value of its common stock Enterprise Value: The value of the entire entity, i.e. equity value plus debt.

Transaction Value

Options Outstanding

Summary of Historical Financial Results

Overview of Historical Financial Results Revenues had been growing steadily over the past several years primarily due to active store expansion (net new store openings of 14, 16, 44 and 72 stores in fiscal 1996, 1997, 1998, and 1999, respectively) and comparable store sales increases (8.3%, 9.2%, 4.2%, 1.9%, 3.3% in fiscal 1996, 1997, 1998, 1999 and 2000, respectively). However, due to the sluggish economy, an overall decline in the optical industry, and the slowing of retail purchases that occurred in the aftermath of September 11th, comparable store sales were down 2.1% and revenues were down 8.7% during fiscal 2001. Also contributing to the decline in revenues was the closure of 129 unproductive stores, net of 46 openings, during fiscal 2000 and fiscal 2001. Gross margins have remained steady over the past several years at approximately 69% through the reduction of labor costs, close monitoring of inventory, analysis of gross margins by product and by changing vendors when needed which reduced materials costs. Operating cash flow margins dropped in fiscal 1999 primarily due to startup costs incurred through the opening of 106 stores, more than twice the Company's usual annual number of new stores. Operating margins rebounded in fiscal 2000 on higher sales volume, cost saving initiatives, and the closure of unprofitable stores, but declined again in fiscal 2001 primarily as a result of lower sales volume.

Historical Income Statement Summary

Historical Balance Sheet Summary

Optical Industry Overview Weakness at Host Stores: Well-publicized operating, competitive and restructuring issues had weakened sales at host stores such as JC Penney and Sears. Rapidly expanding competitors such as Target and Kohl's have been eroding the market share held by the older, more traditional chains. However, JC Penney has recently been enjoying comparable store increases, as it is undergoing a turnaround led by its new CEO. Promotional Environment: Downward pressure has been put on retail prices and margins as lower price points and fast turnaround times became the primary marketing tools used by optical retailers to generate traffic and sales. For example, some retailers have used a $99 price point and one-hour service to drive sales. While attractive demographics, namely the aging of the U.S. population, will continue to drive overall growth in the optical industry going forward, a number of factors have combined over the past few years to contribute to the retail optical industry's weakness:

Optical Industry Overview (continued) Managed Care: Additional downward pressure on pricing has come from managed care vision plans, which now cover a large portion of the U.S. eye care patient base. However, this is somewhat mitigated by the fact that many vision care plan participants have vision examinations on a more regular basis than they otherwise might, and thus become more frequent customers of optical retailers. Longer Purchasing Cycles: The time in between consumers' purchases of glasses has lengthened due to a number of factors: Eyewear fashion, which is a key driver for eyewear purchases, has not changed significantly over the past couple of years, reducing the frequency of new eyeglass purchases. Also elongating the cycle are consumers who are considering laser eye surgery (see Laser Eye Surgery on the following page). The quality of the lenses and frames manufactured has improved, thereby increasing the time in between eyewear purchases.

Optical Industry Overview (continued) Laser Eye Surgery: The number of consumers opting for laser eye surgery over eyeglasses or contact lenses is still a comparatively small group of people. Nonetheless, it is a market which is having some modest effects on optical retailers. Management estimates that the market share for laser surgery is less than 1% of the market. However, the purchasing cycle is lengthened for those considering the surgery. According to Company Management, for every one person who has the surgery, there are eight other consumers contemplating it, causing them to delay eyewear purchases for an average of six months. Competition: The Company competes with other national, regional and local retail optical chains and independent optical retailers. Competition is fragmented and varies substantially among locations and geographic areas. The optical retail segment is believed by management to be overstored, as over 1,000 new optical departments have opened in the last few years at chains such as Wal-Mart, Target, and Sam's Club. Also, an increasing number of eye doctors are selling eyeglasses.

Historical Stock Price Performance Since inception, the Company's stock has traded as high as $13.38 (May 21, 1998) and as low as $1.50 (May 19, 2000). With the exception of a three-day period in late January 2001, (a few weeks after the original NRG transaction was announced), and one day in August 2000, the stock has not traded at or above $4.25 per share since October 1, 1999. The Company's stock price, along with those of its peer group, has significantly underperformed the S&P 500 Composite and the Russell 2000 Index since the Company's IPO in December 1997. In spite of strong financial performance relative to the optical industry and a concentrated effort to diversify the Company's revenue base away from JC Penney, overall weakness in the retail industry as a whole has contributed to the decline of the Company's stock price in the recent years. Also contributing to the Company's poor stock performance are investor preoccupation with larger capitalization stocks and other industry sectors, no research coverage, and limited public float and liquidity of the Company's shares. Over the past year, roughly 1,066,500 shares of the Company's common stock have traded, at an average price of $3.13 per share. The average daily volume during this period was 5,441 shares.

Historical Stock Price Performance: IPO to Current U.S. Vision Inc. (USVI) December 2, 1997 - April 19, 2002 High: $13.38 Low: $1.50 IPO at $9.00 per share Acquired 24 Boscov's optical departments Closed Styl-Rite manufacturing facility NRG offers $4.00 cash per share (offer rejected) USVI and NRG sign letter of intent at $4.50 cash per share NRG deal amended to $3.25 cash and $1.25 note Definitive agreement signed at $4.25 cash NRG terminates definitive agreement April 19, 2002 Closing Price: $3.25 Volume (000)

Historical Stock Price Performance: IPO to Current (Indexed) Indexed Pricing Graph ( December 2, 1997 to April 19, 2002 ) Peer Group Includes: CNJ, CPY, FNLY, AND FTS (indexed prices are market cap. weighted)

Historical Stock Price Performance: USVI Price-Volume Analysis

Summary of Projected Financial Results

Overview of Projected Financial Results U.S. Vision is projecting same store sales to increase 3.5% in fiscal 2002. This is based on some across-the-board price increases that were implemented during fiscal 2001, stronger performance that is expected in the host stores, as well as continued sales strength in the Company's Canadian stores. Operating expenses are expected to decline as a percentage of sales as the Company has recently taken significant steps to reduce operating costs. The Company closed 26 unprofitable stores in fiscal 2001, made staffing reductions, reduced its advertising budget, cut its commission rates, and implemented a number of other cost saving programs. The Company is being selective about new store openings, and plans to open just six new stores during 2002.

Projected Income Statement Summary

Projected Balance Sheet Summary

Projected Cash Flow Summary

Comparable Public Company Analysis

Comparable Company Analysis looks at the financial and stock market performance of comparable publicly traded companies. Through reference to various earnings and cash flow multiples, it is possible to "imply" a composite reference trading value to be realized through a sale. There is a select group of publicly-traded optical related companies that are comparable to U.S. Vision. However, very few of these companies provide meaningful data points for evaluating U.S. Vision: Several companies are currently trading under $1.00, including including Eye Care International, Inc. (OTC BB: EYCR) ($0.19), Sight Resource Corp (OTC BB: VISN) ($0.41), and Vision Twenty-One Inc. (OTC BB: EYES) ($0.01) Several companies are currently in, or have recently emerged from bankruptcy, including Emerging Vision, Inc. (OTC BB: ISEE) ($0.08) and National Vision, Inc. (AMEX: NVI; f.k.a. Vista Eyecare, Inc.) ($0.80) In addition, potential comparable companies such as Luxottica Group S.p.A., do not have meaningful EBITDA multiples to apply to U.S. Vision. Luxottica is a frame and sunglass manufacturer that owns the LensCrafters chain, but LensCrafters' financials are not publicly reported and therefore are not available to be compared to U.S. Vision. Comparable Company Analysis Note: Stock prices shown above are the last closing price as of April 15, 2002

In order to extract additional meaningful data from a group of comparable companies, we have included several retailers that also utilize the "store-within-a-store" concept that U.S.. Vision uses. We believe the following companies represent an appropriate comparable company group: Cole National Corporation CPI Corporation Finlay Enterprises Footstar, Inc. Choice of Comparable Companies

Comparable Company Analysis: Summary Values and Multiples

Comparable Company Analysis: Key Multiples and Implied Valuation

Cole National Corporation: Cole National Corporation is a large retailer of eyewear and optometric services, operating nearly 2,800 retail locations in North America and Europe. The company also holds an approximately 21% interest in Pearle Europe (over 625 stores). The company's vision care products, services and programs are offered through retail locations by Pearle Vision, Sears Optical, Target Optical and BJ's Optical Department and through Cole Managed Vision (collectively, Cole Vision). Cole National also owns and operates the mall-based Things Remembered retail chain, catalogs and website, which offers personalized gift items. CPI Corporation: The company is the exclusive operator of all Sears Portrait Studios in the U.S., Canada and Puerto Rico, operating over 1,000 locations. The company is one of the leading preschool portrait photographers in the U.S. CPI also provides photo accessories, such as picture frames and photo albums, and other portrait services. Comparable Company Descriptions

Finlay Enterprises: The company operates leased fine jewelry departments in major department stores for retailers such as The May Department Stores Company, Federated Department Stores, Belk, the Carson Pirie Scott and Proffitt's divisions of Saks Incorporation, Marshall Field's, Dillard's, Bloomingdale's, Dayton's and Hudson's. Finlay sells a broad selection of moderately priced fine jewelry, including necklaces, earrings, bracelets, rings and watches. Footstar, Inc.: The company is principally a specialty retailer conducting business in the discount footwear segment through its Meldisco subsidiary, and the branded athletic footwear and apparel segment through its Footaction and Just For Feet subsidiaries. Meldisco operates licensed footwear departments in Kmart department stores and Rite-Aid stores. Comparable Company Descriptions

Comparable Transaction Analysis

Comparable Transaction Analysis - General Comparable transaction analysis is conducted in much the same way as the comparable company analysis, but makes reference to comparable mergers and acquisitions. Data from completed transactions must be evaluated in the context of the market conditions prevailing at the time of acquisition. Comparable transaction analysis attempts to identify what "multiples" and "premiums" acquirors have been willing to pay in comparable transactions. Comparable transactions are particularly meaningful when evaluating 100% disposition, or acquisition, of controlling or strategic stakes.

Comparable Transaction Analysis: Summary Values and Multiples

Comparable Transaction Analysis: Key Multiples and Implied Valuation

Discounted Cash Flow Analysis

Discounted Cash Flow Analysis Discounted cash flow ("DCF") analysis values a company's ability to generate future free cash flow. A DCF analysis involves the development of a model to project the income statement, balance sheets and resulting free cash flows of the target company. Projections are usually made for a period of four to six years and the resulting cash flows are discounted, at an appropriate rate, to present value. The terminal value is also discounted to present value and serves as a proxy for the annuity represented by the continuing free cash flow of the business. The result is the net present value of cash flows to all providers of capital. In general, a range of discount rates and a range of exit multiples are used to calculate a range of values.

Discounted Cash Flow Analysis

Discount values ranging between 12.5% to 22.5% are generally used because they approximate the weighted average cost of capital for micro-cap stocks as determined in studies published by Ibbotson Associates. The more specific range of discount values for U.S. Vision was estimated using the following methodology: Calculation of Discount Rate

Stock Premium Analysis

In order to further evaluate management's offer of $4.25, we analyzed purchase price premiums for transactions with the following characteristics: The target was a public company; The transaction was completed between January 1, 2000 and April 2, 2002; The targets' principal industry was within either the Retail or Wholesale Trade industry sectors; and The target company had a market capitalization between $10 million and $200 million. Stock Premium Analysis We also included five additional transactions where the target company was directly comparable to U.S. Vision, without regard to the target's market capitalization or date of completion.

Stock Premium Analysis (continued) For the five transactions involving optical companies, the median purchase price premium one month prior to announcement was 54.21%. We identified 46 non-optical transactions, and the median purchase price premium one month prior to announcement was 45.23%. Of the 46 companies, 22 of them were purchases for less then $50 million. For those 22 companies, the median purchase price one month prior was 29.43%. The range of purchase price premiums for all 46 transactions is from a maximum of 336% to a minimum of -63%. The standard deviation for the purchase price premiums one month prior to announcement is approximately 65%. The proposed purchase price per share of $4.25 represents a 37.5% premium over U.S. Vision's closing price of $3.09 on March 18, 2002 and a 46% premium over the average closing price over the past six months of $2.91.

Stock Premium Analysis: Optical Deals

Stock Premium Analysis: Non-Optical Deals Target Market Cap between $10M - $200M

Stock Premium Analysis: Non-Optical Deals Target Market Cap between $10M - $200M

Stock Premium Analysis: Summary Based on USVI Closing Price 3/18/2002 of $3.09

Valuation Summary

Valuation Summary Note: White circles represent median values $4.25

End of Presentation